12 August 2019

ASX ANNOUNCEMENT

Mission NewEnergy Limited (ASX: MBT, OTC: MNELF) is pleased to provide the following company update of Pilbara Metals Group Pty Ltd (PMG), a company to be acquired by MBT pursuant to a reverse take over as announced on 12 July 2019. The acquisition is subject to shareholder approval, ASX approval and meeting regulatory compliance requirements. Please refer to the announcement released on 12 July 2019 which gives further details on the proposed acquisition of PMG by MBT.

Pilbara Metals Group awarded Commonwealth Cooperative Research Centre Project (CRC-P) Grant

Mission NewEnergy Limited (ASX: MBT, OTC: MNELF) (“Mission” or the “Company”) is pleased to announce that Pilbara Metals Group Pty Ltd (“PMG”, “Pilbara”), has been awarded a Commonwealth Cooperative Research Centre Projects (CRC-P) Grant, with the project title – “Innovative Value Adding of Manganese Battery Minerals for a Sustainable Future”.

Highlights
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CRC-P through the Commonwealth Government will contribute $1,130,000 as cash over the three-year term of the funding agreement.
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Collaboration partners will contribute $767,354 (in-kind, non-cash).

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Three-year program designed to accelerate project optimisation through a series of research and development programs.

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Work expected to be included in the feasibility studies on developing the project.

Background to the CRC-P

CRC-P grants support short term industry-led collaborations to develop important new technologies, products and services that deliver tangible outcomes.

Developing Australia’s critical minerals capability through CRC-Ps will support the Australian Government’s national critical minerals strategy by enabling SME’s to develop and leverage new technologies, products, processes and services, ensuring that Australia is well positioned to take advantage of new market opportunities.
Funding Allocation

The early stage outcomes of the work funded by this grant will be incorporated into the Company’s Front End Engineering Design (FEED) Study and Bankable Feasibility Study (BFS), being the focus and reason for the use of funds of the planned Public Offer, with the FEED Study & BFS scheduled to commence immediately upon completion of the Public Offer.

The program comprises of a number of sub-projects that focus on production and plant optimisation, with some of these surrounding the investigation and characterising of value adding waste streams, investigation of optimisation of digestion purification process and the ultra-purification of battery grade products.

Thea allocation of funds will be disbursed to Pilbara Metals Group by the Commonwealth on a quarterly basis, applied retrospectively from 1 July 2019 over the three-year term, through to 31 December 2022. Pilbara Metals Group will be required to report back to the Commonwealth on a quarterly and annual basis on its activities and expenditure.

Funds received from the Commonwealth will be spent on invoices and activities directly related to those detailed in the agreement with the Commonwealth In kind contributions will take the form of the use of facilities, discounted work, and the allocation of staff, materials and equipment on both an hourly or daily, and invoice or recharge basis.

Pilbara Metals Group Executive Director Annette Crabbe said, “We are pleased that the Commonwealth has selected PMG as a recipient for this grant. Our innovative process gives us a unique position to be very competitive in the global economy for the lithium-ion battery and manganese specialty chemical industry. The grant will enable PMG to further enhance our project. We wish to thank Minister Karen Andrews, the Department of Industry, Science and Technology and the Federal Government for backing our project.”

Pilbara Metals Group Managing Director Rob Mandanici said, “the recognition by the Commonwealth displays significant project validation, and we are excited that Minister Andrews has chosen Pilbara Metals Group as a participant in this current round of CRC-P grants. Whilst we believe that we already have a strong project, this grant funding will add further value to our High Purity Manganese Sulphate Project”.

Collaboration Partners

Collaboration will be undertaken between Pilbara Metals Group and our collaboration partners; FL Smidth, Nagrom, Curtin University and Energy Renaissance, in addition to a number of other contractors and in-house experts.

FL Smidth are leaders in pyro technology who will assist in the development of the most efficient calcination system for our process.

Nagrom are leaders in metallurgical test-work who will bring valuable experience to optimise our process through further research and development around the chemical digestive formulations.

Curtin University Deputy Vice-Chancellor Research Professor Chris Moran said Curtin was excited to be a partner in the successful CRC-P led by Pilbara Metals Group.
“We congratulate Pilbara Metals Group on recognising the importance and value of industry-university collaboration,” Professor Moran said.
“Ranked number two in the 2019 QS World University Rankings for mineral and mining engineering, Curtin University believes it has an important role to play in helping Western Australia to capitalise on its natural resources and become a global hub for battery minerals development and supporting the world to transition to renewable energy.”

Energy Renaissance will be responsible for testing samples of High Purity Manganese Sulphate for suitability in precursor and battery cathode structures.

Pilbara Metals Group Executive Director Annette Crabbe said, “We wish to thank, Brian O’Meara, Emily Jeffrey, Keith Anthonisz and Marcus Tierney from PwC for assisting us during our bid to the Commonwealth for the grant. We would also like to thank our project partners for joining us to collaborate on this project. We look forward to collaborating with each partner over the next three years to deliver this exciting project.

Budgets and allocation of funding are subject to change, by agreement between Pilbara Metals Group and the Commonwealth, with the first advance of funds from the Commonwealth anticipated to be in this quarter.

Suspension from trading on ASX

In accordance with ASX’s policy for entities undertaking reverse take-over transactions, the Company’s securities will remain suspended from trading on ASX until the Company has complied with Chapters 1 & 2 of the Listing Rules in accordance with listing rule 11.1.3. Mission remains in compliance with Listing Rule 3.1

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Announcement Ends -

Company Contact:

Mission NewEnergy Ltd: Guy Burnett Phone: +61 8 6313 3975 Email: guy@missionnewenergy.com	Pilbara Metals Group: Rob Mandanici Phone: +61 419 015 884 Email: rob@pilbarametalsgroup.com